Via EDGAR

April 24, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enviva Partners, LP
Registration Statement on Form S-1 (File No. 333-199625)

Ladies and Gentlemen:

As representatives of the several underwriters of Enviva Partners, LP’s (the “Partnership”) proposed public offering of up to 11,500,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (EST) on April 28, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated April 20, 2015, through the date hereof:

Preliminary Prospectus dated April 20, 2015:

2,304 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BARCLAYS CAPITAL INC.
GOLDMAN, SACHS & CO.
RBC CAPITAL MARKETS, LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Davis
Name:	Michael Davis
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dylan Tornay
Name:	Dylan Tornay
Title:	Managing Director

[Signature Page to Acceleration Request Letter]